Exhibit 99.1

ChinaCache International Holdings Ltd. Announces
First Quarter 2013 Financial Results

BEIJING — May 29, 2013 — ChinaCache International Holdings Ltd. (“ChinaCache” or the “Company”) (NASDAQ: CCIH), the leading total solutions provider of Internet content and application delivery services in China, today announced its unaudited condensed consolidated financial results for the first quarter ended March 31, 2013.

Highlights for the First Quarter of 2013

•                       Net revenues in the first quarter were RMB230.7 million (US$37.2 million), representing a 2.5% increase from the previous quarter and a 26.8% increase year-over-year.

•                       Gross profit in the first quarter was RMB71.2 million (US$11.5 million), an increase of 5.3% from the previous quarter and 26.6% year-over-year.

•                       Gross margin in the first quarter was 30.9%, compared to 30.1% in the fourth quarter of 2012 and 30.9% in the corresponding quarter in 2012. Adjusted gross margin (non-GAAP) in the first quarter was 35.5%.

•                       Adjusted net loss (non-GAAP) was RMB7.5 million (US$1.2 million) in the first quarter, compared to adjusted net loss of RMB19.9 million in the fourth quarter of 2012.

“We are pleased to report that net revenues in the first quarter exceeded the high end of our guidance, reaching RMB 231 million. Gross margin in the first quarter improved to 30.9%, up 80 basis points quarter-over-quarter. We delivered sequential improvements across many of our key operating metrics in the first quarter, which speaks to the effectiveness of our enhanced business development and efficiency optimization initiatives,” said Mr. Song Wang, Founder, Chairman and Chief Executive Officer of ChinaCache. “Our company-wide efforts to grow ChinaCache’s presence in the enterprise segment are continuing to generate results through increases in customer count and revenue contribution, as well as through the ongoing expansion of our footprint in the enterprise market. Over the longer-term, we believe that mobile Internet is going to become a major driver of demand for services such as ours, as the rapid increase in mobile data traffic is severely straining China’s wireless networks. ChinaCache will seize these opportunities and further lead the Chinese market to transition from traditional CDN market to the new generation of CDN.”

First Quarter 2013 Financial Results

Net revenues for the first quarter of 2013 were RMB230.7 million (US$37.2 million), a 2.5% increase from the fourth quarter of 2012 and a 26.8% increase from the corresponding period in 2012. Net revenue growth was primarily driven by the enterprise vertical which grew 36.7% quarter over quarter and contributed 8% of total net revenues in the first quarter of 2013.

Cost of revenues for the first quarter increased 1.4% quarter-over-quarter and 26.9% year-over-year to RMB159.5 million (US$25.7 million). Gross margin was 30.9%, compared to 30.1% in the previous quarter and 30.9% in the corresponding period in 2012. Non-GAAP gross margin, which excludes share-based compensation and depreciation and amortization expenses, was 35.5%, compared to 35.1% in the fourth quarter of 2012 and 39.5% in the corresponding period in 2012.

Sales and marketing expenses for the first quarter decreased 2.4% from the previous quarter to RMB26.7 million (US$4.3 million) as the Company undertook fewer promotional activities than in the fourth quarter of 2012. Sales and marketing expenses increased 32.2% year-over-year and accounted for 11.6% of net revenues in the first quarter of 2013.

General and administrative expenses for the first quarter declined 29.9% from the previous quarter to RMB30.3 million (US$4.9 million) and increased 78.0% year-over-year, accounting for 13.1% of net revenues in the first quarter of 2013.  General and administrative expenses in the fourth quarter of 2012 included a bad debt provision of RMB17.1 million.

Research and development expenses for the first quarter increased 1.4% over the previous quarter to RMB21.1million (US$3.4 million) and increased 49.9% year-over-year, accounting for 9.2% of net revenues in the first quarter of 2013. The increases were mainly due to the Company’s ongoing product development initiatives.

Operating loss was RMB6.9 million (US$1.1 million) in the first quarter of 2013, compared to an operating loss of RMB23.8 million in the previous quarter and an operating income of RMB4.9 million in the corresponding period in 2012. Non-GAAP operating loss, which excludes share-based compensation expense was RMB5.3 million (US$0.8 million), compared to a Non-GAAP operating loss of RMB20.8 million in the fourth quarter of 2012 and a Non-GAAP operating income of RMB11.2 million in the corresponding period in 2012.

Income tax expense was RMB3.1 million (US$0.5 million) in the first quarter of 2013, compared to an income tax benefit of RMB0.3 million in the fourth quarter of 2012 and an income tax expense of RMB2.8 million in the first quarter of 2012.

Net loss was RMB8.5 million (US$1.4 million) in the first quarter of 2013, compared to a net loss of RMB26.7 million in the fourth quarter of 2012 and a net profit of RMB2.5 million in the corresponding period in 2012. Basic and diluted loss per American depositary share (“ADS”) for the first quarter of 2013 were RMB0.37 (US$0.06) and RMB0.37 (US$0.06), respectively. Each ADS represents 16 ordinary shares of the Company.

Adjusted net loss (non-GAAP), defined as net loss before share-based compensation expense, foreign exchange loss or gain and penalties on uncertain tax positions, was RMB7.5 million (US$1.2 million), compared to an adjusted net loss (non-GAAP) of RMB19.9 million in the fourth quarter of 2012 and an adjusted net income (non-GAAP) of RMB8.9 million in the corresponding period in 2012.  Non-GAAP basic and diluted loss per ADS for the first quarter of 2013 were RMB0.33 (US$0.05) and RMB0.33 (US$0.05), respectively.

Adjusted EBITDA (non-GAAP), defined as EBITDA excluding share-based compensation expense and foreign exchange loss or gain, was RMB9.8 million (US$1.6 million) compared to negative RMB5.9 million in the fourth quarter of 2012 and RMB27.0 million in the corresponding period in 2012.

Capital Resources

As of March 31, 2013, the Company had cash and cash equivalents of RMB240.5 million (US$38.7 million).  In addition, the Company had an available-for-sale investment amounting to RMB82.9 million (US$13.3 million) in an RMB denominated short-term fixed income fund which is presented as non-current assets. Capital expenditures for the first quarter of 2013 were RMB55.6 million (US$8.9 million).

Share Repurchases

In May 2012, the Company’s Board authorized a share repurchase program to repurchase up to US$10 million of the Company’s ADSs from May 18, 2012 to May 17, 2013 through open market transactions or in block trades.

As of May 17, 2013, the Company had repurchased a total of 319,827 ADSs for approximately US$1.5 million at an average price of US$4.65 per ADS under this buyback program on the open market. The Company currently has approximately 22.6 million ADSs outstanding.

Outlook for the Company’s Second Quarter of 2013

ChinaCache currently expects to generate total net revenues in the range of RMB250 million (US$40.3 million) to RMB255 million (US$41.1 million) for the second quarter of 2013, representing an increase of 8.3% to 10.5% from the first quarter of 2013, and an increase of 26.6% to 29.1% year-over-year. This forecast reflects ChinaCache’s current view, which is subject to change.

Conference Call Information

The Company has scheduled a conference call to discuss these results at 8:00 PM Eastern Daylight Time on May 29, 2013, which corresponds to 8:00 AM Beijing time on May 30, 2012.

The dial-in details for the live conference call are as follows:

•	U.S. dial-in number:	+1 (646) 254-3515
•	Hong Kong dial-in number:	+852 3051-2745
•	International dial-in number:	+65 6723-9385
•	China dial-in number:	400-1200-654
•	Conference ID:	7500-2674

A live and archived webcast of the conference call will be available on the Investor Relations section of ChinaCache’s website at en.chinacache.com.

A replay of the conference call will also be available until June 5, 2013 by dialing:

•	U.S. dial-in number:	+1 (855) 452-5696
•	International dial-in number:	+61 (2) 8199 0299
•	China dial-in number:	400-1200-932
•	Conference ID:	7500-2674

About ChinaCache International Holdings Ltd.

ChinaCache International Holdings Ltd. (NASDAQ: CCIH) is the leading total solutions provider of Internet content and application delivery services in China. As a carrier-neutral service provider, ChinaCache’s network in China is interconnected with networks operated by all telecom carriers, major non-carriers and local Internet service providers. With more than a decade of experience in developing solutions tailored to China’s complex internet infrastructure, ChinaCache is a partner of choice for businesses, government agencies and other enterprises to enhance the reliability and scalability of online services and applications and improve end-user experience. For more information on ChinaCache, please visit en.chinacache.com.

*Use of Non-GAAP Financial Measures

In evaluating its business, ChinaCache considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC as supplemental measures to review and assess its operating performance: non-GAAP gross profit, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, non-GAAP research and development expenses, non-GAAP operating income/(loss), adjusted net income/(loss) (non-GAAP), EBITDA and adjusted EBITDA (non-GAAP).  The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP to GAAP Financial Measures” set forth at the end of this press release.

To present non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses and non-GAAP research and development expenses, the Company excludes share-based compensation expense.

To present non-GAAP gross profit, the Company excludes depreciation and amortization expenses and share-based compensation expense.

To present non-GAAP operating income/(loss), the Company excludes share-based compensation expense.

The Company defines adjusted net income as net income/(loss) before share-based compensation expense, foreign exchange loss or gain and penalties on uncertain tax positions.

The Company uses EBITDA to assist in reconciliation to adjusted EBITDA.  The Company defines EBITDA as net income (loss) before interest expense, interest income, income tax expense, penalties on uncertain tax positions and depreciation and amortization.  The Company defines adjusted EBITDA as EBITDA before share-based compensation expense and foreign exchange loss or gain that the Company does not consider reflective of its ongoing operations.  The Company believes that the use of adjusted EBITDA facilitates investors’ use of operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in items such as capital structure (affecting relative interest expense and share-based compensation expense), the book amortization of intangibles (affecting relative amortization expense), the age and book value of facilities and equipment (affecting relative depreciation expense) and other non-cash expenses.  The Company also presents adjusted EBITDA because it believes it is frequently used by securities analysts, investors and other interested parties as a measure of the financial performance of companies in its industry.

Those non-GAAP financial measures are not defined under U.S. GAAP and are not measures presented in accordance with U.S. GAAP.  Those non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net income (loss) or other consolidated income statement data prepared in accordance with U.S. GAAP.  Some of these limitations include, but are not limited to:

•                       Adjusted net income/(loss), EBITDA and adjusted EBITDA do not reflect the Company’s cash expenditures or future requirements for capital expenditures or contractual commitments;

•                       They do not reflect changes in, or cash requirements for, the Company’s working capital needs;

•                       They do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on the Company’s debt;

•                       They do not reflect income taxes or the cash requirements for any tax payments;

•                       Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and adjusted net income/(loss), EBITDA and adjusted EBITDA do not reflect any cash requirements for such replacements;

•                       While share-based compensation is a component of cost of revenues and operating expenses, the impact on the Company’s financial statements compared to other companies can vary significantly due to such factors as assumed life of the options and assumed volatility of the Company’s ordinary shares; and

•                       Other companies may calculate adjusted net income/(loss), EBITDA and adjusted EBITDA differently than the Company does, limiting their usefulness as comparative measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are based on the effective exchange rate of 6.2108 as of March 31, 2013.

Safe Harbor Statement

This announcement contains forward-looking statements.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. . Among other things, the outlook for the second quarter of 2013 and quotations from management in this announcement, as well as ChinaCache’s strategic and operational plans, contain forward-looking statements. ChinaCache may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties.  A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company’s goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company’s expectations regarding keeping and strengthening its relationships with its customers, and the general economic and business conditions in the regions where the Company provides its solutions and services. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and ChinaCache undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

Ms. Yujie Li

Investor Relations

ChinaCache International Holdings

Tel: +86 (10) 6408 5305

Email: ir@chinacache.com

Mr. Lee Roth

The Piacente Group | Investor Relations

Tel: +1 212-481 2050

Email: chinacache@tpg-ir.com

FINANCIAL TABLES

•                       Unaudited Condensed Consolidated Balance Sheets

•                       Unaudited Condensed Consolidated Statements of Comprehensive Income

•                       Supplementary Financial Data

•                       Supplementary Operating Metrics

•                       Reconciliations of Non-GAAP to GAAP Financial Measures

Condensed Consolidated Balance Sheets

(amounts in thousands)

	As of Dec 31	As of Mar 31	As of Mar 31
	2012	2013	2013
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	317,137	240,537	38,729
Accounts receivable, net	230,199	311,937	50,225
Prepaid expenses and other current assets	31,240	43,432	6,993
Deferred tax assets	13,626	9,416	1,516
Amount due from a related party	8,640	3,840	618
Total current assets	600,842	609,162	98,081

Non-current assets
Property, plant and equipment, net	179,239	195,119	31,416
Intangible assets, net	3,368	5,109	823
Land use right	—	51,505	8,293
Long term investments	15,136	15,136	2,437
Available-for-sale investments	82,292	82,850	13,340
Deferred tax assets	6,166	10,307	1,660
Long-term deposits	13,847	3,738	602
Total non-current assets	300,048	363,764	58,571

Total Assets	900,890	972,926	156,652

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	106,399	141,607	22,800
Accrued employee benefits	36,084	45,113	7,264
Accrued expenses and other payables	57,773	88,341	14,224
Income tax payable	22,537	25,965	4,181
Liabilities for uncertain tax positions	11,786	11,786	1,898
Amounts due to related parties	1,062	1,100	177
Total current liabilities	235,641	313,912	50,544

Non-current liabilities
Deferred government grant	3,360	3,360	541
Total non-current liabilities	3,360	3,360	541

Total Liabilities	239,001	317,272	51,085

Total Shareholders’ equity	661,889	655,654	105,567

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	900,890	972,926	156,652

Condensed Consolidated Statements of Comprehensive Income

(amounts in thousands, except for number of shares, per share and per ADS data)

	For the Three Months Ended
	Mar 31, 2012	Dec 31, 2012	Mar 31, 2013	Mar 31, 2013
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net revenues	181,975	225,019	230,748	37,153
Cost of revenues	(125,708)	(157,372)	(159,538)	(25,687)

Gross profit	56,267	67,647	71,210	11,466
Sales & marketing expenses	(20,207)	(27,376)	(26,711)	(4,301)
General & administrative expenses	(17,019)	(43,225)	(30,297)	(4,878)
Research & development expenses	(14,103)	(20,856)	(21,139)	(3,404)

Operating income/(loss)	4,938	(23,810)	(6,937)	(1,117)
Interest income	696	309	446	72
Interest expense	(311)	(575)	(411)	(66)
Other income /(expense)	138	(1,867)	878	141
Foreign exchange (loss)/gain, net	(139)	(994)	643	104

Income/(loss) before income taxes	5,322	(26,937)	(5,381)	(866)
Income tax (expense)/benefit	(2,804)	266	(3,098)	(499)

Net income/(loss) attributable to ordinary shareholders	2,518	(26,671)	(8,479)	(1,365)

Foreign currency translation	—	77	28	5
Unrealized gain from available-for-sale investments	314	311	557	90

Total other comprehensive income, net of tax	314	388	585	95

Comprehensive income/(loss)	2,832	(26,283)	(7,894)	(1,270)

Earnings/(loss) per ordinary share:
Basic	0.01	(0.07)	(0.02)	(0.00)
Diluted	0.01	(0.07)	(0.02)	(0.00)

Earnings/(loss) per ADS:
Basic	0.11	(1.17)	(0.37)	(0.06)
Diluted	0.11	(1.17)	(0.37)	(0.06)

Weighted average number of ordinary shares used in earnings/(loss) per share computation:
Basic	364,839,393	363,282,183	362,102,972	362,102,972
Diluted	373,548,975	363,282,183	362,102,972	362,102,972

Supplementary Financial Data

(amounts in thousands, except for percentages)

	For the Three Months Ended
	Mar 31, 2012	Dec 31, 2012	Mar 31, 2013	Mar 31, 2013
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cost of revenues breakdown:
Bandwidth, co-location and storage fees	100,803	137,313	135,859	21,875
Depreciation and amortization expenses	14,398	10,880	10,292	1,657
Payroll and other compensation costs of network operations personnel	5,514	7,673	8,728	1,405
Other cost of revenues	4,993	1,506	4,659	750
Total cost of revenues	125,708	157,372	159,538	25,687

Allocation of share-based compensation expenses:
Cost of revenues	1,127	545	527	85
Sales and marketing expenses	2,691	1,300	1,259	203
General and administrative expenses	1,252	605	(686)	(110)
Research and development expenses	1,189	574	556	90
Total share-based compensation expenses	6,259	3,024	1,656	268

Depreciation and amortization expenses:
Cost of revenues	14,398	10,880	10,292	1,657
Sales and marketing expenses	99	262	24	4
General and administrative expenses	375	414	1,779	286
Research and development expenses	802	2,464	2,098	338
Total depreciation and amortization expenses	15,674	14,020	14,193	2,285

Capital expenditures	11,964	15,977	55,584	8,950
As a percentage of net revenues	6.6%	7.1%	24.1%	24.1%

Supplementary Operating Metrics

(Unaudited)

	For The Three Months Ended
	Mar 31, 2012	Jun 30, 2012	Sept 30, 2012	Dec 31, 2012	Mar 31, 2013

Revenues breakdown by industry verticals

Internet and software	20%	20%	20%	21%	20%
Mobile internet	17%	18%	18%	17%	17%
Media and entertainment	32%	30%	29%	30%	30%
E-commerce	23%	24%	24%	23%	22%
Enterprises	4%	4%	5%	6%	8%
Government agencies	4%	4%	4%	3%	3%
Total	100%	100%	100%	100%	100%

Revenue contributed by Top 5 customers as a percentage of revenues	24%	29%	22%	27%	28%

Number of active customers	895	1,013	1,138	1,265	1,363

Number of employees	690	751	758	900	1,060

Supplementary Metrics - Reconciliations of Non-GAAP to GAAP Financial Measures

(amounts in thousands, except for percentages, number of shares, per share and per ADS data)

(Unaudited)

	For the Three Months Ended
	Mar 31, 2012	Dec 31, 2012	Mar 31, 2013	Mar 31, 2013
	RMB	RMB	RMB	US$
Adjusted EBITDA — defined as EBITDA before share-based compensation expense and foreign exchange loss or gain

Net income/(loss)	2,518	(26,671)	(8,479)	(1,365)
Depreciation	15,674	14,020	13,832	2,227
Amortization	—	—	361	58
Interest expense	311	575	411	66
Interest income	(696)	(309)	(446)	(72)
Income tax expense	2,804	(266)	3,098	499
Share-based compensation	6,259	3,024	1,656	268
Foreign exchange loss/(gain)	139	994	(643)	(104)
Penalties on uncertain tax positions	—	2,775	—	—
Adjusted EBITDA	27,009	(5,858)	9,790	1,577
Margin%	14.8%	(2.6)%	4.2%	4.2%

Adjusted net income — defined as net income/(loss) before share-based compensation, foreign exchange loss or gain and penalties on uncertain tax positions

Net income/(loss)	2,518	(26,671)	(8,479)	(1,365)
Share-based compensation	6,259	3,024	1,656	268
Foreign exchange loss/(gain)	139	994	(643)	(104)
Penalties on uncertain tax positions	—	2,775	—	—
Adjusted net income/(loss)	8,916	(19,878)	(7,466)	(1,201)
Margin%	4.9%	(8.8)%	(3.2)%	(3.2)%
Earnings/(loss) per ordinary share:
Basic	0.02	(0.05)	(0.02)	(0.00)
Diluted	0.02	(0.05)	(0.02)	(0.00)
Earnings/(loss) per ADS:
Basic	0.39	(0.88)	(0.33)	(0.05)
Diluted	0.38	(0.88)	(0.33)	(0.05)

Non-GAAP gross profit — defined as gross profit before share-based compensation expense and depreciation and amortization

Gross profit	56,267	67,647	71,210	11,466
Plus: depreciation and amortization	14,398	10,880	10,292	1,657
Plus: Share-based compensation	1,127	545	527	85
Non-GAAP gross profit	71,792	79,072	82,029	13,208
Margin%	39.5%	35.1%	35.5%	35.5%

Non-GAAP operating expense — defined as operating expense before share-based compensation expense

Sales & marketing expenses	20,207	27,376	26,711	4,301
Minus: Share-based compensation	(2,691)	(1,300)	(1,259)	(203)
Non-GAAP sales & marketing expenses	17,516	26,076	25,452	4,098
% of net revenues	9.6%	11.6%	11.0%	11.0%

General & administrative expenses	17,019	43,225	30,297	4,878
Minus: Share-based compensation	(1,252)	(605)	686	110
Non-GAAP general & administrative expenses	15,767	42,620	30,983	4,988
% of net revenues	8.7%	18.9%	13.4%	13.4%

Research & development expenses	14,103	20,856	21,139	3,404
Minus: Share-based compensation	(1,189)	(574)	(556)	(90)
Non-GAAP research & development expenses	12,914	20,282	20,583	3,314
% of net revenues	7.1%	9.0%	8.9%	8.9%

Non-GAAP operating income — defined as GAAP operating income/(loss) before share-based compensation expense

Operating income/(loss)	4,938	(23,810)	(6,937)	(1,117)
Plus: Share-based compensation	6,259	3,024	1,656	268
Non-GAAP operating income/(loss)	11,197	(20,786)	(5,281)	(849)
Margin%	6.2%	(9.2)%	(2.3)%	(2.3)%